Filed by Endo International plc (Commission File No. 001-36326)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

(Commission File No. 001-36628)

The following press release was issued by Endo and Auxilium on November 19, 2014:

For Immediate Release

ENDO CONTACTS:	AUXILIUM CONTACTS:

Investors/Media:	Keri P. Mattox
Blaine Davis	(484) 321-5900
+353-1-268-2001
(484) 216-7158	Nichol L. Ochsner
(484) 321-5900

Investors:
Jonathan Neely
(484) 216-6645
Media:
Heather Zoumas-Lubeski
(484) 216-6829

Endo Announces Early Termination of HSR Act Waiting Period in Connection with its Proposed Acquisition of Auxilium Pharmaceuticals

DUBLIN and CHESTERBROOK, Pa., Nov. 19, 2014 — Endo International plc (NASDAQ: ENDP) (TSX: ENL) and Auxilium Pharmaceuticals, Inc. (NASDAQ: AUXL) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) in connection with Endo’s proposed acquisition of Auxilium was terminated by the United States Federal Trade Commission on November 18, 2014. Endo now expects the deal to close in the first quarter of 2015, subject to pending customary closing conditions.

As previously announced on October 9, 2014, Endo and Auxilium entered into a definitive agreement under which Endo would acquire all of the outstanding shares of common stock of Auxilium for a per share consideration of $33.25 in a cash and stock transaction valued at approximately $2.6 billion. Termination of the waiting period satisfies a condition to the closing of the transaction. Completion of the transaction remains subject to approval by Auxilium stockholders and certain other customary closing conditions.

About Endo:

Endo International plc is a global specialty healthcare company focused on improving patients’ lives while creating shareholder value. Endo develops, manufactures, markets, and distributes quality branded pharmaceutical, generic pharmaceutical, over the counter medications and medical device products through its operating companies. Endo has global headquarters in Dublin, Ireland, and U.S. headquarters in Malvern, PA. Learn more at www.endo.com.

About Auxilium:

Auxilium Pharmaceuticals, Inc. is a fully integrated specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences. With a broad range of first- and second-line products across multiple indications, Auxilium is an emerging leader in the men’s healthcare area and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas. Auxilium now has a broad portfolio of 12 approved products. Among other products in the U.S., Auxilium markets edex® (alprostadil for injection), an injectable treatment for erectile dysfunction, Osbon® ErecAid®, the leading device for aiding erectile dysfunction, STENDRA® (avanafil), an oral erectile dysfunction therapy, TESTOPEL® (testosterone pellets) a long-acting implantable testosterone replacement therapy, XIAFLEX® (collagenase clostridium histolyticum or CCH) for the treatment of Peyronie’s disease and XIAFLEX for the treatment of Dupuytren’s contracture, Testim® (testosterone gel) for the topical treatment of hypogonadism and an Authorized Generic version of Testim (testosterone gel) with its partner Prasco, LLC. Auxilium also has programs in Phase 2 clinical development for the treatment of Frozen Shoulder syndrome and cellulite. To learn more, please visit www.Auxilium.com.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposed business combination transaction between Endo International plc (“Endo”) and Auxilium Pharmaceuticals, Inc. (“Auxilium”). In furtherance of this proposed transaction, Endo has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS OF AUXILIUM ARE URGED TO READ THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH

THE SEC CAREFULLY IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement (when available) will be mailed to stockholders of Auxilium. Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Endo through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Endo and Auxilium and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Auxilium stockholders with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Endo’s directors and executive officers in Endo Health Solutions Inc.‘s (“EHSI”) Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 3, 2014, and Endo’s proxy statement for the 2014 Annual General Meeting of Shareholders, which was filed with the SEC on April 29, 2014. Security holders may obtain information regarding the names and interests of Auxilium’s directors and executive officers in Auxilium’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, Auxilium’s proxy statement for the 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2014, and the materials that will be filed with the SEC in connection with the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction, the financing of the proposed transaction, Endo’s and Auxilium’s expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. Because these statements reflect Endo’s and Auxilium’s current views, expectations and beliefs concerning future events, these forward-looking statements involve risks and uncertainties. Although Endo and Auxilium believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, readers should not place undue reliance on them, or any other forward looking statements or information in this communication. Investors should note that many factors, as more fully described in the documents filed by Endo with the SEC and with securities regulators in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”), and by Auxilium with the SEC, including under the caption “Risk Factors” in EHSI’s Form 10-K and Endo’s Form 10-Q and Form 8-K filings, and in Auxilium’s 10K, 10-Q and 8-K filings, as applicable, and as otherwise enumerated herein or therein, could affect future financial results and could cause actual results to differ materially from those expressed in forward-looking statements contained in this communication. Important factors that, individually or in the aggregate, could cause actual results to differ materially from expected and historical results include, but are not limited to:

•	the failure to receive the required approval from Auxilium stockholders and applicable government and regulatory authorities (and the terms of those approvals);

•	the risk that a condition to closing contemplated by the merger agreement may not be satisfied or waived;

•	the ultimate outcome and results of integrating the operations of Endo and Auxilium, the ultimate outcome of Endo’s operating strategy applied to Auxilium and the ultimate ability to realize synergies and the magnitude of such synergies;

•	the effects of the business combination of Endo and Auxilium, including the combined company’s future financial condition, operating results, strategy and plans;

•	Endo’s ability to achieve significant upside potential for shareholders by accelerating the growth of Xiaflex® and other products of the resultant combined company;

•	Endo’s ability to sustain and grow revenues and cash flow from operations in its markets and to maintain and grow its customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	the availability and access, in general, of funds to meet Endo’s debt obligations prior to or when they become due and to fund its operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; and

•	Endo’s ability to comply with all covenants in its indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of its other obligations under cross-default provisions.

All forward-looking statements attributable to Endo or Auxilium or any person acting on either of their behalf are expressly qualified in their entirety by this cautionary statement. These forward-looking statements speak only as of the date hereof. Neither Endo nor Auxilium assumes any obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities law.

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